April 30, 2008

via EDGAR and Facsimile

Mr. James Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re: American Financial Group, Inc.
Form 10-K for December 31, 2007
Filed on February 28, 2008
File No. 001-13653

Dear Mr. Rosenberg:

AFG is responding to the Staff's comments in your letter dated April 16, 2008, regarding the above-referenced filing. Comments in the Staff's letter are reproduced below and are followed by AFG's responses.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Investments, page 27
  You stated that the fair value of approximately 98% of your fixed maturity and equity security portfolio is based on values provided by pricing services or quotes from brokers. Your disclosure should enable the investor to understand how you establish the fair value of your investments when market quotations are not available. Please revise your disclosures to address the following, if material:
    Disclose the nature and the amount of your portfolio for which market quotations are not used to obtain fair value, preferably in a tabular format;
    Describe the methods used to estimate fair value;
    Disclose the significant assumptions and other inputs used in your valuation models and describe how these were derived;
    Disclose whether the valuation models used have changed from prior periods; and
    Quantify the effect on operations and financial position of reasonably likely changes in those assumptions.

Although the determination of "fair value" is not one of the critical accounting policies outlined on page 24 of AFG's 2007 Form 10-K, we acknowledge the importance of fair value measurements in financial reporting. The intent of the disclosure you reference, as well as other MD&A investment disclosures, is to provide a management perspective on the nature of, and

Mr. James Rosenberg
Securities and Exchange Commission
Page 2

exposures in, our portfolio. As required, we will adopt SFAS No. 157 in our first quarter 2008 Form 10-Q; disclosures enabling investors to understand how we establish fair values for our investments will be included. Our Form 10-Q disclosures will also reflect our consideration of the disclosure issues set forth in the Staff's March 2008 "sample letter" to certain public companies on the topic of fair value measurement.

Consolidated Financial Statements

Notes to consolidated Financial Statements

Fair Value of Financial Instruments, page F-26
  It appears that the fair value of your fixed maturity securities and equity securities is based, in part on "values obtained from independent pricing services." While you are not required to make reference to independent pricing services, when you do, you must also include their names in the '34 Act filing. If you include or incorporate by reference this disclosure into a '33 Act filing, you will also need to include the consents of independent pricing services.

  We utilize a number of pricing services in determining the fair value of our investment portfolio. The pricing services do not issue a report to us nor is the information we utilize quoted or summarized in our filings. In addition, the information in our reports is not reviewed or passed upon by the pricing services. Accordingly, we do not believe Rule 436 of the Securities Act requires the information requested by the Staff.

  Financial Instruments with Off-Balance-Sheet Risk, page F-27

  It appears based on "Collateralized Debt Obligations" on page F-27 that you have variable interest entities that are not required to be consolidated. Please refer to Item 303(a)(4) of Regulation S-K regarding disclosures of off-balance sheet arrangements. For your non-consolidated CDO's please revise your disclosure in MD&A to address these items:
    Discuss the nature of your variable interest in the non-consolidated CDOs, how your investment management fees are structured, and how you determined that you are not the primary beneficiary under FIN 46;
    Discuss the reason for consolidating some CDOs, but not others, should that be the case.
    Categories and rating of assets they hold;
    Weighted-average life of assets the off-balance sheet entity holds;
    Forms of funding (commercial paper, medium-term notes, etc.) and weighted-average life of the funding they hold;
    Any material difficulties they have experienced in issuing commercial paper or other financing during the periods presented and if so, how such difficulties were resolved;
    Maximum limit of the losses to be borne by any first loss note holders;
    Discuss in detail your obligations under the agreements. For example, address the following, to the extent applicable:
      Whether there are triggers associated with your obligations to fund,
      Whether there are any terms that would limit your obligation to perform,

Mr. James Rosenberg
Securities and Exchange Commission
Page 3

    Any obligations under the facilities and their material terms,
    Whether there are any other liquidity providers, and if so, how your obligation ranks with the other liquidity providers;
    Whether any agreement required you to purchase securities issued by CDOs. If not, consider discussing your reasons for the purchase;
    Whether you provided or assisted the CDOs in obtaining any other type of support, or whether it is your current intention to do so; and
    Potential impact on debt covenants, capital ratios, credit ratings, or dividends, should you be required to consolidate the CDOs or incur significant losses associated with them.

AFG is the investment manager for six CDOs. It also has investments ranging from 7.5% to 24.4% of the most subordinate tranche of these entities. Owners of these tranches receive distributions from the residual income of the CDO after the more senior tranches are paid stated rates of interest. In analyzing all expected cash flows (the income from our subordinate tranche investment and our expected management fees), AFG has determined that it will not receive a majority of their residual returns nor absorb a majority of these entities' expected losses. Accordingly, AFG is not the primary beneficiary of these variable interest entities under paragraph 14 of FIN 46(R). In addition, there are no contractual arrangements for AFG to provide additional funding for, or purchase securities from, these entities or their investors. Absent a voluntary election to purchase additional interests in one of these entities, there is no scenario in which AFG would have to consolidate any of the CDOs. Accordingly, AFG's maximum exposure to loss as a result of its involvement with these entities is its aggregate carrying value ($20 million at December 31, 2007).

The disclosures of off-balance sheet arrangements called for by Item 303(a)(4) of Regulation S-K are required if such arrangements are reasonably likely to have a current or future effect on the registrant's financial condition, changes in financial condition, revenues or expenses, results of operations, etc. that is material to investors. Given that our maximum exposure to loss if all of our CDOs failed to provide any return is less than one-half of one percent of AFG's equity, we do not believe the disclosures requested by the Staff in comments No. 3 and No. 4 are material to investors. Nonetheless, since Instruction No. 5 to Item 303(a)(4) states that the discussion of off-balance sheet arrangements need not repeat information provided in the footnotes to the financial statements provided the footnote information is clearly cross-referenced, we propose expanding (in our 2008 Form 10-K) the footnote disclosure of our CDO investments on page F-27 to clarify our maximum exposure with language similar to the following:

Collateralized Debt Obligations  AFG is the investment manager and has investments ranging from 7.5% to 24.4% of the most subordinate tranche of six collateralized debt obligations ("CDOs"). Upon formation between 2004 and 2007, these entities issued securities in various senior and subordinate classes and invested the proceeds primarily in secured bank loans, which serve as collateral for the securities issued by each particular CDO. None of the collateral was purchased from AFG. AFG's investments in these entities are credited with residual income of the CDO only after the CDOs pay operating expenses (including management fees), stated rates of interest on, and returns

Mr. James Rosenberg
Securities and Exchange Commission
Page 4

of capital to, senior levels of securities. At December 31, 2007, the fair value of investments managed by these entities was approximately $2.4 billion.

AFG is not required to consolidate these variable interest entities because it is not the primary beneficiary. There are no contractual requirements or management intentions for AFG to provide additional funding for these entities. Accordingly, AFG's maximum exposure to loss is its aggregate carrying value ($20 million at December 31, 2007, included in fixed maturities).

4. Also, revise your MD&A disclosures to address:
    the scenarios where you would have to consolidate the CDOs, and your expectation of the likelihood of such consolidation;
    the frequency of which you reconsider, and the typical triggers which require you to reconsider, whether you are the primary beneficiary of the CDOs; and
    any known trends or uncertainties that you may reasonably expect to have a material favorable or unfavorable impact on your income from operations, liquidity and capital resources. In this regard, please consider, to the extent material in light of your particular facts and circumstances, disclosing the amount of any material loss you expect to realize as a result of your involvement with the CDOs.

We propose adding disclosure similar to the following in our 2008 Form 10-K under the MD&A heading "Off-Balance Sheet Arrangements" in addition to the expanded footnote disclosure discussed in response to comment No. 3 to address (i) the likelihood of consolidation, (ii) what events would require us to reconsider whether we are the primary beneficiary, and (iii) reasonable expectations for a material impact on income.

As discussed under "Collateralized Debt Obligations" in Note N to the Financial Statements, AFG owns interests in certain variable interest entities which are not required to be consolidated. Given that there are no contractual requirements or intentions to make additional investments in these entities (which would be "reconsideration events" requiring analysis to determine if AFG would be the primary beneficiary of the CDO), management considers the likelihood of consolidating these entities in the future to be remote.

5. Please revise your notes to financial statements to provide the disclosures required by paragraph 24 of FIN 46R or tell us why such disclosures are not required.

The disclosures contained in Note N on page F-27 were intended to meet those required by paragraph 24 of FIN 46R. As noted in our response to comment No. 3, the disclosures will be further clarified in our 2008 Form 10-K.

We acknowledge that (i) the Company is responsible for the adequacy and accuracy of the disclosure in our filings with the Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not prevent the Commission from taking any action with respect to the filing; and (iii) the Commission has taken the position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. James Rosenberg
Securities and Exchange Commission
Page 5

If you have any questions or comments regarding the information set forth above, please feel free to contact me at (513) 579-6633 (FAX: (513) 369-5750).
American Financial Group, Inc.

BY: s/Keith A. Jensen
Keith A. Jensen
Senior Vice President

cc: Ms. Mary Mast
Ms. Ibolya Ignat